Exhibit 99.2

Below is the immediate report submitted today to the Israeli Securities Authority (“ISA”) and the Tel-Aviv Stock Exchange through the ISA’s electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Frutarom Industries Ltd.

Registration No.: 52-004280-5

The securities of Frutarom Industries Ltd. are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 2611001

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email:  tmirsky@frutarom.com

August 24, 2017

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Dear Sir/Madam,

Subject: Investment and Announcement of Intention to Make a Full and Special Cash Tender Offer to Acquire the Remaining Balance of Shares in Enzymotec

Frutarom Industries Ltd. (“Frutarom” or “the Company”) hereby announces having acquired through a subsidiary from Paulson & Co. Inc. (“Paulson”) 2,102,990 shares in Enzymotec Ltd. (“Enzymotec”), an Israeli company traded on NASDAQ (under the symbol ENZY) for the overall amount of approximately USD 24.2 million, reflecting a price of USD 11.5 per share. As of the date of this announcement, Frutarom holds approximately 19.13%1 of Enzymotec’s issued and paid-up share capital. The Company has financed the investment from its working capital and existing credit facilities.

The Company also announces its intention to commence a full and special tender offer (as in the meaning of these terms in Israel’s Companies’ Law 5759-1999 (“the Companies’ Law”) in cash (“the Tender Offer”), through a subsidiary, for the acquisition of all of the issued and outstanding shares of Enzymotec not already owned by Frutarom for an offered price of USD 11.5 per share, without interest and less any required withholding tax (“Price per Share”), and all in accordance with the Companies’ Law and regulations applying to Enzymotec under the laws prevailing in the United States. To be clear, the Tender Offer has not yet been issued as of the date of this report. Frutarom estimates that if all of Enzymotec’s shareholders accept the offer, the amount for purchasing the shares in the framework of the Tender Offer is approximately USD 213.43 million. Frutarom intends to finance the Tender Offer from its working capital and through bank financing.

The Price per Share of this Tender Offer reflects: (a) the highest closing price for Enzymotec shares in the last 3 years; (b) a premium of approximately 95% over the closing price of Enzymotec shares on December 9, 2016, the last trading day on NASDAQ before Frutarom first began purchasing Enzymotec

[1]	Includes 83,799 shares purchased during trading on NASDAQ for USD 844,133.

shares on NASDAQ; (c) a premium of approximately 46% over the average closing price of Enzymotec shares during the 12 month period ended August 23, 2017; (d) a premium of approximately 36% over the closing price of Enzymotec shares on July 31, 2017, the last trading day prior to the date on which Frutarom announced having become an interested party in Enzymotec; and (e) a premium of approximately 4.5% over the closing price of Enzymotec shares on August 23, 2017, the last trading day prior to the date of this report.

In addition, on August 23, 2017 Frutarom entered into a Tender and Support Agreement with Paulson (“the Support Agreement”), under which Paulson agreed, among other things, to support the Tender Offer (insofar as it is issued by October 8, 2017) and to tender or cause to be tendered all the shares owned by it or held by funds and accounts managed by Paulson (2,102,990 shares as of today) (“the Subject Shares”). It was agreed between the sides, among other things, that Paulson shall not perform certain actions as specified in the Support Agreement or enter into arrangements constituting or likely to lead to a Takeover Proposal as defined in the agreement or perform dispositions of the Subject Shares.

Within the framework of the Support Agreement Frutarom agreed that should the Tender Offer succeed and the price paid therein will be greater than the Price per Share, then Frutarom shall pay Paulson an additional sum in the amount of the difference for each share it acquired prior to announcing the Tender Offer (the above specified 2,102,990 shares). In the Support Agreement it was also specified that in the event that a third party not solicited by Paulson offers Enzymotec a “Superior Tender Offer” as defined in the Support Agreement and Frutarom declines to match or best such third party Superior Offer, Paulson may withdraw the shares previously tendered and tender the Subject Shares into the Superior Offer, and the Support Agreement will terminate.

The Support Agreement shall also terminate upon (a) the termination, expiration or withdrawal of the Tender Offer, without shares being accepted for payment thereunder; (b) Frutarom’s failure to make a Tender Offer by October 8, 2017; or (c) Frutarom’s failure to consummate the Tender Offer and pay for the tendered shares on or before December 29, 2017. To clarify, even in the case of the Support Agreement being revoked, the acquisition of the 2,102,990 shares by Frutarom as stated above shall not be reversed.

Enzymotec develops, produces and markets innovative bio-active ingredients based on lipids to the food additive, health, medical foods and baby formula industries. In Frutarom’s estimation, some of Enzymotec’s know-how, research & development and products also pose an interest and are relevant to Frutarom’s core businesses. Frutarom views its investment in Enzymotec as a long term and strategic investment should a significant shift occur in Enzymotec’s business strategy and its implementation.

For information on the Company’s previous investments in Enzymotec, see the Company’s immediate reports from August 1 and August 4, 2017.

The information on the intention of announcing a tender offer and on Frutarom’s plans contains forward-looking statements as defined in Israel’s Securities Law which could fail to materialize, in full or in part, or materialize in a materially different manner than expected, as a result of unexpected developments that are not necessarily under the Company’s control and/or resulting from the realization of any of the risk factors as outlined in section 41 of Chapter A of its annual report.

Sincerely yours,

Eden Senay Tagania, Adv.

Legal Counsel

Frutarom Industries Ltd.